UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson")

Committee Changes

Pearson hereby announces the following changes to the membership of its Board Committees:

  -
Alison Dolan (Non-Executive Director) will be appointed to the Audit Committee with effect from 1 August 2023 and to the Remuneration Committee with effect from 1 April 2024.

  -
Alex Hardiman (Non-Executive Director) will be appointed to the Reputation & Responsibility Committee with effect from 1 August 2023 and to the Audit Committee with effect from 1 December 2023.

This notification is made in accordance with LR 9.6.11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 July 2023
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary